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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2017 (MM/DD/YY) AND ENDING 12-31-217 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Neil Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles	CA	90066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael P. McCauley 617-936-7733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

555 West 5th Street	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GA

OATH OR AFFIRMATION

I, Michael P. McCauley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Neil Securities Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MING HAN
Notary Public, Commonwealth of Massachusetts
My Commission Expires Nov. 7, 2019

Signature

Chief Executive Officer

Title

3/9/2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describingthe Broker-Dealer's Compliance with the exemption provisions of section K of SEC Rule 15c3-3 (the"Exemption Report") and the Independent Registered Public Accounting Firm thereon.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Neil Securities, Incorporated

Report on Statement of Financial Condition
As of December 31, 2017
SEC I.D. No. 8-11763

Filed pursuant to Rule 17a-5(e)(3) as a Public Document

O'Neil Securities, Incorporated
Statement of Financial Condition
As of December 31, 2017

Assets		
Cash and cash equivalents	$	1,296,891
Deposit with clearing broker		252,977
Receivable from clearing broker		23,932,187
Short-term investments - at fair value		24,892
Securities owned - at market value		2,336,032
Receivable from affiliates (Note 8)		140,088
Fixed assets, net		370,177
Other assets		80,434
Total assets	$	28,433,678
Liabilities and Stockholder's Equity		
Liabilities		
Accrued compensation and benefits	$	703,429
Accrued expenses and payables		366,884
Payable to affiliates (Note 8)		603,577
Loan from affiliates (Note 8)		2,750,000
Total liabilities		4,423,890
Commitments and Contingencies (Note 6)		
Stockholder's equity		
Class A voting common stock; $.20 par value, 50,000,000 authorized shares; 647,100 shares issued and outstanding		129,420
Additional paid in capital		37,900,000
Accumulated deficit		(14,019,632)
Total stockholder's equity		24,009,788
Total liabilities and stockholder's equity	$	28,433,678

The accompanying notes are an integral part of this statement of financial condition.

1. The Company

O'Neil Securities, Incorporated ("ONS" or the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Capital Management "OCM", formerly known as O'Neil Data Systems, Inc. "ODS", which is a wholly owned subsidiary of Data Analysis Inc. (the "Parent"). ONS is a member of the Financial Industry Regulatory Authority "FINRA" and the New York Stock Exchange "NYSE".

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America "GAAP" and conform to practices within the broker-dealer industry.

Use of Estimates

The preparation of statement of financial condition in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as, contingent assets and liabilities as of the date of the statement of financial condition. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks and highly liquid investments with maturities of less than three months. At December 31, 2017 cash and cash equivalents consisted of cash of $1,296,891. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses with respect to these deposits.

Securities Owned

Securities owned consists of common stock and are carried at market value. The securities are classified as trading securities and accordingly are recorded at market value at the statement of financial condition date.

Receivable from Clearing Broker
Receivable from clearing broker represents funds held by the Company's clearing broker, including amounts receivable (net) for open trades and commissions not received (net of fees). The margin balance of an account could be either negative or positive. If there is a negative balance, it refers to an amount that is owed to the brokerage firm. If a positive balance exists, then the balance can be used to invest or to earn interest. As of December 31, 2017, receivables from clearing broker consists of the following:

Commissions receivable from clearing broker	$	242,004
Cash deposits		24,687,780
Unsettled trades, net		(997,597)
	$	23,932,187

Fixed Assets
Computers, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization, which is computed using the straight-line method. Depreciation is provided over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Income Taxes
The Parent's shareholders, rather than the Parent, are subject to federal and state income tax on earnings of the Parent. The Company elected to be treated as Qualified Subchapter S subsidiary and is included in the consolidated income tax return of the Parent. The Company will continue to be required to pay California franchise tax and state and local income tax in certain states that do not recognize the S-corporation status.

The Company accounts for uncertain tax positions by determining whether a tax position of the company is more likely than not to be sustained upon examination, including resolution of any related appeal or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statement is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company determined that no reserve is required at December 31, 2017.

3. Fair Value of Financial Instruments and its measurement

GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash and cash equivalents, short term investments, receivables and payables, approximate fair value either due to their short-term nature or approximation of estimated fair value.

In accordance with the authoritative guidance on fair value measurements and disclosures, the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

In some instances, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, the investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of an input may require judgment and considerations of factors specific to the investment.

The Company's investments consist of publicly traded corporate stocks and US Treasury obligations.

The following is a description of valuation inputs and techniques that the Company utilizes to value each major category of assets in accordance with ASC 820:

Corporate Stocks—Corporate stocks that are actively traded on a securities exchange are valued based on quoted prices from the applicable exchange as provided by independent pricing services, and to the extent valuation adjustments are not applied to these securities, they are categorized as Level 1. Corporate stocks traded on inactive markets are categorized as Level 2.

US Treasury Obligations—US Treasury obligations are valued based on prices provided by independent pricing services that obtain feeds from a number of live data sources, including active market makers and interdealer brokers. To the extent that the values of US Treasury obligations are actively quoted, they are categorized as Level 1. To the extent that these securities are not actively traded, but inputs are observable and timely, these securities would be categorized as Level 2.

The table below summarizes the levels in the fair value hierarchy of the Company's assets carried at fair value as of December 31, 2017:

	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Corporate stocks	$ 2,336,032	$ -	$ -	$ 2,336,032
US Treasury obligations included in—short-term investments	-	24,892	-	24,892
	$ 2,336,032	$ 24,892	$ -	$ 2,360,924

There are no liabilities carried at fair value at December 31, 2017. All net realized and unrealized changes in gains (losses) in the table above are reflected in the accompanying statement of operations. There were no transfers of securities between Level 1 and Level 2.

4. Securities Owned

The Company actively trades securities. Consequently, the operating results of the Company are affected by fluctuations in the securities markets. As of December 31, 2017, securities owned by the Company consisted of the following:

	Cost	Market Value
Securities owned—at market value:		
Corporate stocks:		
US equity securities	$ 2,357,183	$ 2,336,032

5. Fixed Assets

The Company's fixed assets are as follows:

Computers and equipment	$	162,786
Leasehold improvements		83,189
Furniture and fixtures		225,520
Subtotal		471,495
Less – Accumulated depreciation and amortization		(101,318)
Fixed Assets, net	$	370,177

6. Commitments and Contingencies

Indemnifications

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2017 have settled with no resulting liability to the Company. During 2017 the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2017.

In the normal course of business, the Company enters into contracts that contain certain representations, warranties, and indemnifications. The Company's liability under these arrangements is not estimable. However, based on experience the Company expects the risk of material loss to be remote.

The Company may become a party to certain claims, legal actions and complaints arising in the normal course of business. There have been no claims, legal actions or complaints during the year ended December 31, 2017.

Deposits with Clearing Broker

The Company has clearing agreements with its clearing broker. The agreements provides that certain minimum balances must be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis. In connection with these agreements, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks. At December 31, 2017, the Company was required to maintain a minimum of $250,000 on deposit with the clearing broker. The agreements also provide that any amounts on deposit will be returned to the Company within 30 days after cancellation of the agreement.

7. Leases

Affiliates of the Company have entered into lease agreements for several office locations of which the Company is allocated certain portions of the costs. Leases are categorized as either operating or capital leases upon inception. The lease agreements may have provisions for rent holidays and other incentives. The Company recognizes lease costs on a straight-line basis without regard to deferred payment terms such as rent holidays, that defer the commencement date of required payments. As of December 31, 2017, the Company's allocation of future minimum lease payments required under non-cancelable operating leases are as follows:

Year Ended December 31,		
2018	$	416,832
2019		421,990
2020		426,040
2021		430,128
2022		447,833
Thereafter		380,484
Total Minimum Lease Payments	$	2,523,307

Total rental expense was $370,037 during the year ended December 31, 2017. Included in this amount is $8,315 of rent expense payable to a related party, Data Analysis, Inc

8. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the statement of financial condition. Any and all such affiliate receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required.

The receivables from affiliates is $140,088 and relates to shared intercompany expenses.

Included in loan from affiliates is $500,000 payable to MarketSmith, Inc.and $2,250,000 payable to Data Analysis, Inc. Loans from affiliates bear no interest, are due on demand, and have no stated maturity date.

Included in payable to affiliates is $146,865, related to Investor's Business Daily, Inc., William O'Neil & Co., Inc., Xanada N.C. Enterprises, LLC, and Data Analysis, Inc., of which $89,517 relates to shared intercompany expenses.

9. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the Plan), which covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the IRS. The Company can elect to make discretionary contributions to the Plan during the Plan year. The Company contributed $14,879 to the Plan during the year ended December 31, 2017.

10. Net capital requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000. At December 31, 2017, the Company had net capital of $22,968,560, which was $22,718,560 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934.

11. Subsequent events

In preparing the statement financial condition, the Company evaluated subsequent events occurring through March 1, 2018, the date the statement of financial condition were available to be issued.

O'NEIL SECURITIES, Incorporated

A registered broker-dealer under the Securities Exchange Act of 1934

Report on Statement of Financial Condition as of December 31, 2017



Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
O'Neil Securities, Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of O'Neil Securities, Incorporated (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2018

We have served as the Company's auditor since 2015.

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
O'Neil Securities, Incorporated

We have reviewed management's statements, included in the accompanying exemption report, in which (1) O'Neil Securities, Incorporated (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

March 1, 2018

O'NEIL SECURITIES

Exemption Report

O'Neil Securities Inc. ("the Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R 240.17a-5, "Report to be made by certain broker and dealers").

This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the following provision of 17 C.R.R 240.15c3-3(k)(2)(ii)(the "exemption provision")

(2) The Company met the identified exemption provision in throughout the most recent fiscal year from January 1, 2017 to December 31, 2017 without exception.

By 
Michael P. McCauley
Title: Chief Executive Officer
March 1, 2018